Bradford & Bingley

SUPPL

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07027752

Tel. 01274 806106

26 October 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:54 28-Sep-07
Number	7987E

The Company announces that on 28 September 2007 it purchased for cancellation from UBS Limited **250,000** ordinary shares at an average price of **296.1655** pence per share. The highest price paid was **305.25** pence per share and the lowest price paid was **290.75** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 621,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 621,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 621,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:49 01-Oct-07
Number	9122E

The Company announces that on 01 October 2007 it purchased for cancellation from UBS Limited **250,000** ordinary shares at an average price of **293.22** pence per share. The highest price paid was **300.25** pence per share and the lowest price paid was **286.75** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 621,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 621,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 621,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:54 03-Oct-07
Number	1006F

The Company announces that on 03 October 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **303.3782** pence per share. The highest price paid was **308.5** pence per share and the lowest price paid was **297.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 620,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 620,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 620,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:49 05-Oct-07
Number	2724F

The Company announces that on 05 October 2007 it purchased for cancellation from UBS Limited **250,000** ordinary shares at an average price of **287.7423** pence per share. The highest price paid was **293.25** pence per share and the lowest price paid was **283.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 620,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 620,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 620,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Go to market news section

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:28 09-Oct-07
Number	4340F

Bradford & Bingley PLC
9 October 2007

The Company announces that on 09 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 279.1355 pence per share. The highest price paid was 279.77 pence per share and the lowest price paid was 277.78 pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 619,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 619,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 619,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:59 16-Oct-07
Number	8252F

The Company announces that on 16 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 253.9 pence per share. The highest price and lowest price paid for these shares were 253.9p and 253.9p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 618,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 618,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 618,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:
Bradford & Bingley plc 01274 806341
Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:58 17-Oct-07
Number	9026F

The Company announces that on 17 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 264.3 pence per share. The highest price and lowest price paid for these shares were 264.3p and 264.3p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 618,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 618,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 618,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341
Neil Vanham

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:24 19-Oct-07
Number	0735G

The Company announces that on 19 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 259.69 pence per share. The highest price and lowest price paid for these shares were 259.69p and 259.69p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 618,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 618,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 618,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341
Neil Vanham

END

Close

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:03 22-Oct-07
Number	1525G

RECEIVED

2007 NOV -5 A 7:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bradford & Bingley plc

Transaction in Own Shares

The Company announces that on 22 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 251.6 pence per share. The highest price and lowest price paid for these shares were 251.6p and 251.6p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 617,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 617,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 617,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc Tel: 01274 806341

Neil Vanham

END

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Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules, we would like to notify the market that the issued share capital of Bradford & Bingley plc at 30 September was 621,674,534 ordinary shares of 25p each with voting rights. Bradford & Bingley plc holds no shares in Treasury.

Therefore the total number of voting rights in Bradford & Bingley plc is 621,674,534 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

End.

Phil Kershaw 01274 806106

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) The notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a).

3) Name of person discharging managerial responsibility/director.
Stephen Webster

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25p shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Stephen Webster

8) State the nature of the transaction.
Shares received under the terms of a Dividend Reinvestment Plan

9) Number of shares, debentures or financial instruments relating to shares acquired.
68 shares

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
Nil

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
302.73 pence

14) Date and place of transaction.
10 October 2007 - London.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
11 October 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised
N/a

19) Total amount paid (if any) for grant of the option
N/a

20) Description of shares or debentures involved (class and number)
N/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/a

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification
Phil Kershaw

Date of Notification...........11 October 2007

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 17 October that Barclays PLC have a notifiable interest in 5.07% of the total voting rights in Bradford & Bingley plc (31,400,518 shares) following transactions undertaken on 15 October 2007. The full names of the shareholders are:-

Barclays Bank PLC
Barclays Bank Trust Company Ltd
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank Ltd
Barclays Private Bank and Trust Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

18 October 2007
END

Se17100701

18 October 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**October 2007**	**September 2007**
Outstanding current balance of mortgages	£8,796,389,713	£8,933,323,968
Number of mortgages	96,050	96,479
Average loan balance	£91,581	£92,593
Weighted average current LTV	61.31%	62.13%
Arrears:		
1 month +	3.02%	2.94%
3 months +	0.91%	0.78%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 25 October 2007 that Barclays PLC no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

26 October 2007
END

RECEIVED
2007 NOV -5 A 7:23

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Standard Life Investments Ltd

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

19,999,448

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.217%

7. Number of shares / amount of stock disposed

Nil

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Nil

9. Class of security

Ordinary 25p shares

10. Date of transaction

2 October 2007

11. Date listed company informed

10 October 2007

12. Total holding following this notification

19,999,448

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.217%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Phil Kershaw

Date of notification

10 October 2007

END